

Mail Stop 3561

July 18, 2017

Burton M. Goldfield
Chief Executive Officer
TriNet Group, Inc.
1100 San Leandro Blvd., Suite 400
San Leandro, CA 94577

> **Re:** **TriNet Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 28, 2017**
> **File No. 1-36373**

Dear Mr. Goldfield:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Judgements and Estimates

Insurance Loss Reserves, page 45

1. We note that changes in estimates and assumptions related to your insurance and workers' compensation loss reserves could materially impact your financial statements if actual experience differs from the estimates and assumptions used in establishing the reserves. Please tell us your consideration of providing a sensitivity analysis based on outcomes that are reasonably likely to occur if reasonably likely changes in such estimates and assumptions used would have a material effect on your results of operations and financial condition. Similar analysis should be provided for health benefits loss reserves, to the extent applicable. Refer to Item 303(a)(3)(ii) of Regulation S-K.

Note 1. Description of Business and Significant Accounting Policies

Description of Business, page 56

2. We note that your operations are conducted through four industry verticals: TriNet Financial Services, TriNet Life Sciences, TriNet Nonprofit and TriNet Technology and that your client services and product development teams are increasingly focused on specific industry verticals. Further, during 2016, you realigned your sales team to accommodate your vertical approach. Please tell us whether the aggregation criteria are still applicable to your operating segments. Please also tell us whether your new vertical approach will impact how your Chief Operating Decision Maker allocates resources and assesses financial information. Refer to ASC 280-10.

Revenue Recognition, page 57

3. Please explain to us why it is appropriate to recognize insurance service revenues when due citing relevant accounting guidance.

Note 8. Notes and Capital Leases Payable, page 70

4. We note your ability to pay dividends or distributions is restricted under the terms of your credit facility. Please tell us the most significant restrictions on the payment of dividends, including their pertinent provisions, and the amount of net income restricted or free of restrictions. Refer to Rule 4-08(e) of Regulation S-X.

5. Please explain to us why a portion of the refinancing transaction was accounted for as an extinguishment and a portion accounted for as a modification. In your response, please discuss the guidance in ASC 470-50-40.

Note 15 – Quarterly Financial Data (Unaudited), page 80

6. Please tell us and describe any unusual or infrequently transactions occurring items recognized during the quarters within each fiscal year. If there are any unusual or infrequently transactions, please provide the disclosures required by Item 302(A)(3) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Yolanda Guobadia, Staff Accountant at (202) 551-3562 or me at (202) 551-3344 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products